  Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2019	October 31, 2018	January 31, 2018
Interest, Dividend and Fee Income
Loans	$4,795	$4,486	$3,705
Securities (Note 2)	1,314	1,186	928
Deposits with banks	222	206	122
	6,331	5,878	4,755
Interest Expense
Deposits	2,079	1,881	1,201
Subordinated debt	70	61	53
Other liabilities	1,010	921	626
	3,159	2,863	1,880
Net Interest Income	3,172	3,015	2,875
Non-Interest Revenue (Note 1)
Securities commissions and fees	248	256	261
Deposit and payment service charges	291	290	276
Trading revenues	93	131	88
Lending fees	277	266	247
Card fees	105	111	88
Investment management and custodial fees	428	441	424
Mutual fund revenues	347	359	366
Underwriting and advisory fees	244	244	221
Securities gains, other than trading	49	83	67
Foreign exchange gains, other than trading	38	42	36
Insurance revenue	1,049	485	507
Investments in associates and joint ventures	29	38	44
Other	147	132	138
	3,345	2,878	2,763
Total Revenue	6,517	5,893	5,638
Provision for Credit Losses (Note 3)	137	175	141
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	926	390	361
Non-Interest Expense (Note 1)
Employee compensation	2,072	1,613	1,963
Premises and equipment	728	745	664
Amortization of intangible assets	133	125	123
Travel and business development	126	150	113
Communications	74	70	67
Professional fees	121	160	125
Other	303	330	345
	3,557	3,193	3,400
Income Before Provision for Income Taxes	1,897	2,135	1,736
Provision for income taxes (Note 12)	387	438	763
Net Income attributable to Bank shareholders	$1,510	$1,697	$973
Earnings Per Share (Canadian $) (Note 11)
Basic	$2.28	$2.58	$1.43
Diluted	2.28	2.58	1.43
Dividends per common share	1.00	0.96	0.93

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2019 35

  Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2019	October 31, 2018	January 31, 2018
Net Income	$1,510	$1,697	$973
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	187	(49)	(113)
Reclassification to earnings of (gains) in the period (2)	(14)	(22)	(13)
	173	(71)	(126)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	757	(309)	(595)
Reclassification to earnings of losses on derivatives designated as cash flow hedges (4)	37	120	31
	794	(189)	(564)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(25)	303	(1,090)
Unrealized gains (losses) on hedges of net foreign operations (5)	13	(62)	131
	(12)	241	(959)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(148)	(42)	72
Gains (losses) on remeasurement of own credit risk on financial liabilities designed at fair value (7)	79	(18)	(74)
	(69)	(60)	(2)
Other Comprehensive Income (Loss), net of taxes	886	(79)	(1,651)
Total Comprehensive Income (Loss) attributable to Bank shareholders	$2,396	$1,618	$(678)

(1)	Net of income tax (provision) recovery of $(61) million, $22 million, $24 million for the three months ended.
(2)	Net of income tax provision of $5 million, $8 million, $4 million for the three months ended.
(3)	Net of income tax (provision) recovery of $(274) million, $114 million, $201 million for the three months ended.
(4)	Net of income tax (recovery) of $(13) million, $(43) million, $(11) million for the three months ended.
(5)	Net of income tax (provision) recovery of $(5) million, $22 million, $(47) million for the three months ended.
(6)	Net of income tax (provision) recovery of $54 million, $23 million, $(50) million for the three months ended.
(7)	Net of income tax (provision) recovery of $(29) million, $7 million, $26 million for the three months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

36 BMO Financial Group First Quarter Report 2019

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2019	October 31, 2018	January 31, 2018
Assets
Cash and Cash Equivalents	$40,470	$42,142	$41,159
Interest Bearing Deposits with Banks	7,609	8,305	6,740
Securities (Note 2)
Trading	101,486	99,697	93,428
Fair value through profit or loss	12,280	11,611	11,261
Fair value through other comprehensive income	66,696	62,440	49,755
Debt securities at amortized cost	7,272	6,485	8,455
Other	742	702	652
	188,476	180,935	163,551
Securities Borrowed or Purchased Under Resale Agreements	100,699	85,051	83,194
Loans
Residential mortgages	120,039	119,620	117,186
Consumer instalment and other personal	63,241	63,225	61,118
Credit cards	8,187	8,329	7,994
Business and government	207,765	194,456	171,988
	399,232	385,630	358,286
Allowance for credit losses (Note 3)	(1,628)	(1,639)	(1,624)
	397,604	383,991	356,662
Other Assets
Derivative instruments	21,633	26,204	31,756
Customers’ liability under acceptances	21,529	18,585	16,705
Premises and equipment	1,971	1,986	1,965
Goodwill	6,388	6,373	6,056
Intangible assets	2,285	2,272	2,144
Current tax assets	1,469	1,515	2,071
Deferred tax assets	1,813	2,039	2,190
Other	14,651	14,677	13,740
	71,739	73,651	76,627
Total Assets	$806,597	$774,075	$727,933
Liabilities and Equity
Deposits (Note 6)	$532,199	$520,928	$475,565
Other Liabilities
Derivative instruments	23,188	24,411	31,079
Acceptances	21,529	18,585	16,705
Securities sold but not yet purchased	30,407	28,804	26,367
Securities lent or sold under repurchase agreements	87,783	66,684	72,260
Securitization and structured entities’ liabilities	23,969	25,051	23,503
Current tax liabilities	84	50	52
Deferred tax liabilities	73	74	207
Other	33,196	36,985	32,913
	220,229	200,644	203,086
Subordinated Debt (Note 6)	6,820	6,782	6,463
Equity
Preferred shares (Note 7)	4,340	4,340	4,240
Common shares (Note 7)	12,914	12,929	13,020
Contributed surplus	308	300	306
Retained earnings	26,599	25,850	23,893
Accumulated other comprehensive income	3,188	2,302	1,360
Total Equity	47,349	45,721	42,819
Total Liabilities and Equity	$806,597	$774,075	$727,933

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2019 37

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2019	January 31, 2018
Preferred Shares (Note 7)
Balance at beginning of period	$4,340	$4,240
Balance at End of Period	4,340	4,240
Common Shares (Note 7)
Balance at beginning of period	12,929	13,032
Issued under the Stock Option Plan	5	48
Repurchased for cancellation (Note 7)	(20)	(60)
Balance at End of Period	12,914	13,020
Contributed Surplus
Balance at beginning of period	300	307
Stock option expense, net of options exercised	4	(6)
Other	4	5
Balance at End of Period	308	306
Retained Earnings
Balance at beginning of period	25,850	23,700
Impact from adopting IFRS 9	-	99
Net income attributable to bank shareholders	1,510	973
Dividends – Preferred shares	(52)	(45)
– Common shares	(639)	(600)
Common shares repurchased for cancellation (Note 7)	(70)	(234)
Balance at End of Period	26,599	23,893
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Debt Securities, net of taxes
Balance at beginning of period	(315)	56
Impact from adopting IFRS 9	-	(55)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	187	(113)
Reclassification to earnings of (gains) in the period	(14)	(13)
Balance at End of Period	(142)	(125)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(1,074)	(182)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	757	(595)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	37	31
Balance at End of Period	(280)	(746)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,727	3,465
Unrealized (losses) on translation of net foreign operations	(25)	(1,090)
Unrealized gains on hedges of net foreign operations	13	131
Balance at End of Period	3,715	2,506
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	169	(92)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(148)	72
Balance at End of Period	21	(20)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(205)	(181)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	79	(74)
Balance at End of Period	(126)	(255)
Total Accumulated Other Comprehensive Income	3,188	1,360
Total Shareholders’ Equity	$47,349	$42,819

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

38 BMO Financial Group First Quarter Report 2019

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2019	January 31, 2018
Cash Flows from Operating Activities
Net Income	$1,510	$973
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	-	1
Net (gain) on securities, other than trading	(49)	(68)
Net (increase) in trading securities	(2,008)	(4,709)
Provision for credit losses (Note 3)	137	141
Change in derivative instruments – (increase) decrease in derivative asset	6,136	(3,097)
– increase (decrease) in derivative liability	(2,419)	4,068
Amortization of premises and equipment	105	97
Amortization of other assets	53	59
Amortization of intangible assets	133	123
Net decrease in deferred income tax asset	234	606
Net (decrease) in deferred income tax liability	(2)	(27)
Net (increase) decrease in current income tax asset	40	(764)
Net increase (decrease) in current income tax liability	36	(76)
Change in accrued interest – (increase) in interest receivable	(106)	(14)
– increase (decrease) in interest payable	51	(33)
Changes in other items and accruals, net	(1,771)	(3,016)
Net increase in deposits	12,408	7,114
Net (increase) in loans	(14,376)	(4,350)
Net increase in securities sold but not yet purchased	1,624	1,608
Net increase in securities lent or sold under repurchase agreements	21,862	19,293
Net (increase) in securities borrowed or purchased under resale agreements	(16,152)	(10,328)
Net increase (decrease) in securitization and structured entities’ liabilities	(1,070)	623
Net Cash Provided by Operating Activities	6,376	8,224
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(2,692)	812
Proceeds from issuance of covered bonds	1,878	-
Redemption of covered bonds	(2,254)	(567)
Proceeds from issuance of subordinated debt (Note 6)	-	1,566
Proceeds from issuance of common shares (Note 7)	4	48
Common shares repurchased for cancellation (Note 7)	(90)	(294)
Cash dividends paid	(657)	(631)
Net Cash Provided by (Used in) Financing Activities	(3,811)	934
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	676	(490)
Purchases of securities, other than trading	(15,470)	(8,395)
Maturities of securities, other than trading	4,235	3,310
Proceeds from sales of securities, other than trading	6,560	6,066
Premises and equipment – net (purchases)	(91)	(65)
Purchased and developed software – net (purchases)	(145)	(132)
Net Cash Provided by (Used in) Investing Activities	(4,235)	294
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2)	(892)
Net increase (decrease) in Cash and Cash Equivalents	(1,672)	8,560
Cash and Cash Equivalents at Beginning of Period	42,142	32,599
Cash and Cash Equivalents at End of Period	$40,470	$41,159
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$3,110	$1,867
Income taxes paid in the period	$404	$869
Interest received in the period	$5,798	$4,334
Dividends received in the period	$403	$420

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2019 39

Notes to Consolidated Financial Statements

January 31, 2019 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2018, with the exception of the adoption of IFRS 15 Revenue from Contracts with Customers discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2018 as set out on pages 148 to 209 of our 2018 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2019.

Changes in Accounting Policy

Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). We elected to retrospectively present prior periods as if IFRS 15 had always been applied. Under the new standard, the primary impact is the reclassification of amounts within the Consolidated Statement of Income. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in non-interest revenue. Previously, these reimbursements were recorded as a reduction in the related expense. There is also minimal impact to net income resulting from the fact that IFRS 15 does not require discounting of loyalty reward liabilities and we will amortize costs to obtain card customers, which were previously expensed as incurred.

The following table summarizes the impacts of applying IFRS 15 on our prior period Consolidated Statement of Income:

(Canadian $ in millions) For the three months ended	October 31, 2018	January 31, 2018
Increase (decrease) in
Non-Interest Revenue
Securities commissions and fees	(1)	(1)
Deposit and payment service charges	(2)	(3)
Card fees	(32)	(40)
Investment management and custodial fees	3	1
Underwriting and advisory fees	2	2
Other	1	1
	(29)	(40)
Non-Interest Expense
Employee compensation	1	-
Travel and business development	(36)	(44)
Professional fees	2	2
Other	2	1
	(31)	(41)
Provision for income taxes	-	1
Net Income	2	-

40 BMO Financial Group First Quarter Report 2019

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $12,280 million ($11,611 million as at October 31, 2018) are comprised of $2,677 million mandatorily measured at fair value and $9,603 million designated at fair value ($2,828 million and $8,783 million, respectively, as at October 31, 2018).

In addition, our fair value through other comprehensive income (“FVOCI”) securities totalling $66,696 million ($62,440 million as at October 31, 2018), are net of allowance for credit losses of $2 million ($2 million as at October 31, 2018).

Amortized cost securities totalling $7,272 million ($6,485 million as at October 31, 2018), are net of allowance for credit losses of $1 million ($1 million as at October 31, 2018).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)				January 31, 2019				October 31, 2018
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,072	27	17	13,082	12,884	1	80	12,805
Canadian provincial and municipal governments	7,310	54	11	7,353	6,896	8	42	6,862
U.S. federal government	17,393	152	208	17,337	17,403	4	584	16,823
U.S. states, municipalities and agencies	3,936	30	19	3,947	3,694	16	55	3,655
Other governments	5,493	43	5	5,531	4,818	2	30	4,790
National Housing Act (NHA) mortgage-backed securities (MBS)	2,623	11	3	2,631	2,382	6	18	2,370
U.S. agency MBS and collateralized mortgage obligations (CMO)	11,552	12	261	11,303	11,811	2	496	11,317
Corporate debt	5,426	31	9	5,448	3,783	6	33	3,756
Corporate equity	64	-	-	64	62	-	-	62
Total	66,869	360	533	66,696	63,733	45	1,338	62,440

  Unrealized gains (losses) may be offset by related (losses) gains on fair value hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)
For the three months ended	January 31, 2019	January 31, 2018
FVOCI - Debt	392	226
Amortized cost	40	49
Total	432	275

BMO Financial Group First Quarter Report 2019 41

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				January 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,843	125	-	75,968
Low	19,340	2,609	-	21,949
Medium	12,279	4,486	-	16,765
High	137	421	-	558
Not rated	4,194	216	-	4,410
Impaired	-	-	389	389
Allowance for credit losses	21	38	20	79
Carrying amount	111,772	7,819	369	119,960
Loans: Consumer instalment and other personal
Exceptionally low	20,706	15	-	20,721
Very low	14,556	115	-	14,671
Low	9,682	298	-	9,980
Medium	9,490	3,996	-	13,486
High	353	1,358	-	1,711
Not rated	2,022	144	-	2,166
Impaired	-	-	506	506
Allowance for credit losses	83	312	134	529
Carrying amount	56,726	5,614	372	62,712
Loans: Credit cards
Exceptionally low	2,201	3	-	2,204
Very low	1,122	15	-	1,137
Low	884	158	-	1,042
Medium	1,796	867	-	2,663
High	135	430	-	565
Not rated	575	1	-	576
Impaired	-	-	-	-
Allowance for credit losses	41	187	-	228
Carrying amount	6,672	1,287	-	7,959
Loans: Business and government (1)
Acceptable
Investment grade	123,347	1,000	-	124,347
Sub-investment grade	89,426	9,987	-	99,413
Watchlist	-	4,410	-	4,410
Impaired	-	-	1,124	1,124
Allowance for credit losses	247	329	216	792
Carrying amount	212,526	15,068	908	228,502
Commitments and financial guarantee contracts
Acceptable
Investment grade	123,079	554	-	123,633
Sub-investment grade	43,313	6,659	-	49,972
Watchlist	-	1,646	-	1,646
Impaired	-	-	331	331
Allowance for credit losses	129	103	27	259
Carrying amount	166,263	8,756	304	175,323

(1)	Includes customers’ liability under acceptances.

42 BMO Financial Group First Quarter Report 2019

(Canadian $ in millions)	October 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	76,314	125	-	76,439
Low	18,975	2,479	-	21,454
Medium	12,621	3,765	-	16,386
High	90	445	-	535
Not rated	4,250	181	-	4,431
Impaired	-	-	375	375
Allowance for credit losses	20	37	19	76
Carrying amount	112,230	6,958	356	119,544
Loans: Consumer instalment and other personal
Exceptionally low	20,236	20	-	20,256
Very low	13,364	222	-	13,586
Low	12,581	364	-	12,945
Medium	7,707	4,153	-	11,860
High	357	1,427	-	1,784
Not rated	2,105	168	-	2,273
Impaired	-	-	521	521
Allowance for credit losses	83	312	143	538
Carrying amount	56,267	6,042	378	62,687
Loans: Credit cards
Exceptionally low	2,403	4	-	2,407
Very low	1,140	11	-	1,151
Low	943	107	-	1,050
Medium	1,742	874	-	2,616
High	108	428	-	536
Not rated	568	1	-	569
Impaired	-	-	-	-
Allowance for credit losses	39	191	-	230
Carrying amount	6,865	1,234	-	8,099
Loans: Business and government (1)
Acceptable
Investment grade	109,774	2,148	-	111,922
Sub-investment grade	88,348	7,308	-	95,656
Watchlist	-	4,423	-	4,423
Impaired	-	-	1,040	1,040
Allowance for credit losses	232	355	208	795
Carrying amount	197,890	13,524	832	212,246
Commitments and financial guarantee contracts
Acceptable
Investment grade	116,108	1,722	-	117,830
Sub-investment grade	44,895	3,426	-	48,321
Watchlist	-	1,650	-	1,650
Impaired	-	-	242	242
Allowance for credit losses	108	96	27	231
Carrying amount	160,895	6,702	215	167,812

(1)	Includes customers’ liability under acceptances.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2019 43

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $1,887 million at January 31, 2019 of which $1,628 million was recorded in loans and $259 million recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

The following table shows the continuity in the loss allowance by each product type for the three months ended January 31, 2019:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at October 31, 2018	20	38	44	102
Transfer to Stage 1	7	(7)	-	-
Transfer to Stage 2	-	2	(2)	-
Transfer to Stage 3	-	(2)	2	-
Net remeasurement of loss allowance	(8)	9	5	6
Loan originations	2	-	-	2
Derecognitions and maturities	-	(1)	-	(1)
Total Provision for Credit Losses (“PCL”) (1)	1	1	5	7
Write-offs	-	-	(4)	(4)
Recoveries of previous write-offs	-	-	3	3
Foreign exchange and other	-	-	(3)	(3)
Balance as at January 31, 2019	21	39	45	105
Loans: Consumer instalment and other personal
Balance as at October 31, 2018	90	326	144	560
Transfer to Stage 1	45	(41)	(4)	-
Transfer to Stage 2	(4)	24	(20)	-
Transfer to Stage 3	(2)	(26)	28	-
Net remeasurement of loss allowance	(47)	53	23	29
Loan originations	13	-	-	13
Derecognitions and maturities	(4)	(10)	-	(14)
Total PCL (1)	1	-	27	28
Write-offs	-	-	(84)	(84)
Recoveries of previous write-offs	-	-	54	54
Foreign exchange and other	(1)	-	(6)	(7)
Balance as at January 31, 2019	90	326	135	551
Loans: Credit cards
Balance as at October 31, 2018	74	219	-	293
Transfer to Stage 1	26	(26)	-	-
Transfer to Stage 2	(5)	5	-	-
Transfer to Stage 3	-	(40)	40	-
Net remeasurement of loss allowance	(24)	63	13	52
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(7)	-	(8)
Total PCL (1)	1	(5)	53	49
Write-offs	-	-	(76)	(76)
Recoveries of previous write-offs	-	-	23	23
Foreign exchange and other	-	1	-	1
Balance as at January 31, 2019	75	215	-	290
Loans: Business and government
Balance as at October 31, 2018	298	408	209	915
Transfer to Stage 1	69	(68)	(1)	-
Transfer to Stage 2	(17)	23	(6)	-
Transfer to Stage 3	-	(13)	13	-
Net remeasurement of loss allowance	(56)	59	36	39
Loan originations	60	-	-	60
Derecognitions and maturities	(23)	(20)	-	(43)
Total PCL (1)	33	(19)	42	56
Write-offs	-	-	(31)	(31)
Recoveries of previous write-offs	-	-	9	9
Foreign exchange and other	4	-	(12)	(8)
Balance as at January 31, 2019	335	389	217	941
Total as at January 31, 2019	521	969	397	1,887
Comprised of: Loans	392	866	370	1,628
Other credit instruments (2)	129	103	27	259

(1)	Excludes provision for credit losses on other assets of $(3) million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

44 BMO Financial Group First Quarter Report 2019

The following table shows the continuity in the loss allowance by each product type for the three months ended January 31, 2018:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	9	(9)	-	-
Transfer to Stage 2	(1)	2	(1)	-
Transfer to Stage 3	-	(3)	3	-
Net remeasurement of loss allowance	(1)	6	4	9
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(2)	-	(3)
Total Provision for Credit Losses (“PCL”) (1)	11	(6)	6	11
Write-offs	-	-	(7)	(7)
Recoveries of previous write-offs	-	-	2	2
Foreign exchange and other	(1)	(1)	(3)	(5)
Balance as at January 31, 2018	26	27	47	100
Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	68	(64)	(4)	-
Transfer to Stage 2	(6)	32	(26)	-
Transfer to Stage 3	(1)	(52)	53	-
Net remeasurement of loss allowance	(62)	59	23	20
Loan originations	9	-	-	9
Derecognitions and maturities	(5)	(11)	-	(16)
Total PCL (1)	3	(36)	46	13
Write-offs	-	-	(66)	(66)
Recoveries of previous write-offs	-	-	17	17
Foreign exchange and other	-	(4)	(5)	(9)
Balance as at January 31, 2018	79	317	129	525
Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	60	(60)	-	-
Transfer to Stage 2	(13)	13	-	-
Transfer to Stage 3	-	(49)	49	-
Net remeasurement of loss allowance	(56)	107	10	61
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(10)	-	(11)
Total PCL (1)	(5)	1	59	55
Write-offs	-	-	(82)	(82)
Recoveries of previous write-offs	-	-	23	23
Foreign exchange and other	(2)	-	-	(2)
Balance as at January 31, 2018	76	255	-	331
Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	33	(32)	(1)	-
Transfer to Stage 2	(10)	19	(9)	-
Transfer to Stage 3	-	(19)	19	-
Net remeasurement of loss allowance	(12)	24	54	66
Loan originations	33	-	-	33
Derecognitions and maturities	(19)	(18)	-	(37)
Total PCL (1)	25	(26)	63	62
Write-offs	-	-	(50)	(50)
Recoveries of previous write-offs	-	-	8	8
Foreign exchange and other	(11)	(13)	(16)	(40)
Balance as at January 31, 2018	282	371	239	892
Total as at January 31, 2018	463	970	415	1,848
Comprised of: Loans	370	866	388	1,624
Other credit instruments (2)	93	104	27	224

(1)	Excludes provision for credit losses on other assets of $nil.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group First Quarter Report 2019 45

Loans and allowance for credit losses by geographic region are as follows:

(Canadian $ in millions)	January 31, 2019				October 31, 2018
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	247,652	182	695	246,775	244,837	189	689	243,959
United States	140,768	188	556	140,024	131,247	181	574	130,492
Other countries	10,812	-	7	10,805	9,546	-	6	9,540
Total	399,232	370	1,258	397,604	385,630	370	1,269	383,991

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $27 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2018).
(3)	Excludes allowance for credit losses on performing loans of $232 million for other credit instruments, which is included in other liabilities ($204 million as at October 31, 2018).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,174 million as at January 31, 2019 ($1,129 million as at October 31, 2018), with $604 million classified as performing as at January 31, 2019 ($541 million as at October 31, 2018). Renegotiated loans of $5 million were written off in the three months ended January 31, 2019 ($7 million for the three months ended January 31, 2018).

Note 4: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the NHA-MBS program and under our own program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

During the three months ended January 31, 2019, we sold $1,596 million of loans to these programs ($1,386 million for the three months ended January 31, 2018).

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)	January 31, 2019		October 31, 2018
	Carrying amount of assets (1)	Carrying amount of associated liabilities	Carrying amount of assets (1)	Carrying amount of associated liabilities
Residential mortgages	5,789		5,569
Other related assets (2)	10,997		11,640
Total (3)	16,786	16,505	17,209	16,925

(1)	Carrying amount of loans is net of allowance for credit losses.
(2)

Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying amount of the securitized assets in the above table.

(3)

The fair values of assets and associated liabilities are $16,689 million and $16,611 million, respectively, as at January 31, 2019 ($17,105 million and $16,763 million, respectively, as at October 31, 2018).

We retain the mortgage servicing rights for certain mortgage loans purchased or originated in the U.S. which are sold and derecognized. During the three months ended January 31, 2019 we sold $109 million of these loans ($229 million for the three months ended January 31, 2018) and recognized $4 million in mortgage servicing rights ($4 million for the three months ended January 31, 2018) due to our continued involvement.

46 BMO Financial Group First Quarter Report 2019

Note 5: Acquisitions

KGS-Alpha Capital Markets (“KGS”)

On September 1, 2018, we completed the acquisition of the business of KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market, for cash consideration of US$304 million (CAD$397 million). During the three months ended January 31, 2019, the purchase price decreased to US$303 million (CAD$396 million) due to a post-closing adjustment based upon working capital. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $49 million and goodwill of $54 million. The intangible assets are being amortized over three to fourteen years on an accelerated basis. Goodwill of $32 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
KGS
Securities - trading	5,193
Securities borrowed or purchased under resale agreements	5,669
Goodwill and intangible assets	103
Other Assets	583
Total assets	11,548
Securities lent or sold under repurchase agreements	9,563
Securities sold but not yet purchased	1,431
Other liabilities	158
Purchase price	396

  The purchase price allocation for KGS is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 6: Deposits and Subordinated Debt

Deposits

(Canadian $ in millions)	Payable on demand				Payable after notice		Payable on a fixed date (4)		Total
	Interest bearing		Non-interest bearing
	January 31, 2019	October 31, 2018	January 31, 2019	October 31, 2018	January 31, 2019	October 31, 2018	January 31, 2019	October 31, 2018	January 31, 2019	October 31, 2018
Deposits by:
Banks (1)	1,234	1,450	1,301	1,400	1,192	526	27,119	24,531	30,846	27,907
Business and government	29,244	25,266	33,704	33,984	67,174	67,026	184,307	185,901	314,429	312,177
Individuals	3,304	3,476	21,699	21,345	91,827	90,233	70,094	65,790	186,924	180,844
Total (2) (3)	33,782	30,192	56,704	56,729	160,193	157,785	281,520	276,222	532,199	520,928
Booked in:
Canada	22,660	21,735	47,517	47,231	85,040	82,091	163,282	160,069	318,499	311,126
United States	10,140	7,395	9,171	9,477	73,972	74,476	81,780	86,805	175,063	178,153
Other countries	982	1,062	16	21	1,181	1,218	36,458	29,348	38,637	31,649
Total	33,782	30,192	56,704	56,729	160,193	157,785	281,520	276,222	532,199	520,928

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)

As at January 31, 2019 and October 31, 2018, total deposits payable on a fixed date included $32,894 million and $29,673 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2019 and October 31, 2018 are $257,118 million and $259,747 million, respectively, of deposits denominated in U.S. dollars, and $42,374 million and $37,427 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $250,565 million of deposits, each greater than one hundred thousand dollars, of which $148,762 million were booked in Canada, $65,353 million were booked in the United States and $36,450 million were booked in other countries ($246,685 million, $145,574 million, $71,770 million and $29,341 million, respectively, as at October 31, 2018). Of the $148,762 million of deposits booked in Canada, $53,539 million mature in less than three months, $9,720 million mature in three to six months, $13,950 million mature in six to twelve months and $71,553 million mature after twelve months ($145,574 million, $55,190 million, $3,836 million, $12,909 million and $73,639 million, respectively, as at October 31, 2018).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Subordinated Debt

During the three months ended January 31, 2019, we did not issue or redeem any subordinated debt.

BMO Financial Group First Quarter Report 2019 47

Note 7: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2019		October 31, 2018
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
		4,340		4,340
Common Shares (4) (5)	638,403,636	12,914	639,329,625	12,929
Share Capital		17,254		17,269

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2018 on pages 182 and 192 of our 2018 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)	The stock options issued under the Stock Option Plan are convertible into 6,950,400 common shares as at January 31, 2019 (6,095,201 common shares as at October 31, 2018).
(5)

During the three months ended January 31, 2019, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 74,011 common shares under the Stock Option Plan.

Preferred Shares

During the three months ended January 31, 2019, we did not issue or redeem any preferred shares.

Common Shares

During the three months ended January 31, 2019, we repurchased for cancellation 1 million common shares under the normal course issuer bid (“NCIB”) which expires on May 31, 2019.

On February 26, 2019, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to initiate a new NCIB for up to 15 million common shares, commencing on or around June 1, 2019. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes - Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

48 BMO Financial Group First Quarter Report 2019

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2018 on pages 184 to 190 for further discussion on the determination of fair value.

(Canadian $ in millions)		January 31, 2019		October 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	7,272	7,197	6,485	6,288
Loans (1)
Residential mortgages	119,960	119,293	119,544	118,609
Consumer instalment and other personal	62,712	62,675	62,687	62,618
Credit cards	7,959	7,959	8,099	8,099
Business and government (2)	204,560	204,717	192,225	191,989
	395,191	394,644	382,555	381,315

Deposits (3)	517,063	517,165	506,742	506,581
Securitization and structured entities’ liabilities	23,969	24,016	25,051	24,838
Subordinated debt	6,820	6,953	6,782	6,834

This table excludes financial instruments with a carrying value approximating fair value, including cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $2,429 million of loans classified as FVTPL as at January 31, 2019 ($1,450 million as at October 31, 2018).
(3)	Excludes $15,136 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($14,186 million as at October 31, 2018).

Financial Instruments Designated at Fair Value

Most of our structured note liabilities included in deposits have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The fair value and notional amount due at contractual maturity of these structured notes as at January 31, 2019 were $15,136 million and $15,205 million, respectively ($14,186 million and $14,548 million, respectively, as at October 31, 2018). The change in fair value of these structured notes was recorded as a decrease of $400 million in non-interest revenue, trading revenue and an increase of $107 million recorded in other comprehensive income related to changes in our credit spread, for the three months ended January 31, 2019 (a decrease of $269 million recorded in non-interest revenue, trading revenue, and a decrease of $91 million recorded in other comprehensive income related to changes in our own credit spread, for the three months ended January 31, 2018). The impact of economic hedges used to manage the exposure is also recorded in non-interest revenue, trading revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to January 31, 2019 was an unrealized loss of $224 million, of this an unrealized loss of $148 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Consolidated Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at January 31, 2019 of $9,603 million ($8,783 million as at October 31, 2018) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $256 million in non-interest revenue, insurance revenue for the three months ended January 31, 2019 (a decrease of $10 million for the three months ended January 31, 2018).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at January 31, 2019 of $889 million ($800 million as at October 31, 2018) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $37 million in insurance claims, commissions, and changes in policy benefit liabilities for the three months ended January 31, 2019 (a decrease of $14 million for the three months ended January 31, 2018). For the three months ended January 31, 2019, an increase of $1 million was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $9 million for the three months ended January 31, 2018). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

BMO Financial Group First Quarter Report 2019 49

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)				January 31, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,494	1,272	-	11,766
Canadian provincial and municipal governments	2,077	6,809	-	8,886
U.S. federal government	19,580	58	-	19,638
U.S. states, municipalities and agencies	2	573	-	575
Other governments	1,119	700	-	1,819
NHA MBS, U.S. agency MBS and CMO	40	10,426	231	10,697
Corporate debt	2,562	5,435	6	8,003
Loans	-	393	-	393
Corporate equity	39,707	2	-	39,709
	75,581	25,668	237	101,486
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	558	90	-	648
Canadian provincial and municipal governments	34	993	-	1,027
U.S. federal government	70	-	-	70
Other governments	-	30	-	30
NHA MBS, U.S. agency MBS and CMO	-	6	-	6
Corporate debt	146	7,066	-	7,212
Corporate equity	1,435	66	1,786	3,287
	2,243	8,251	1,786	12,280
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	12,246	836	-	13,082
Canadian provincial and municipal governments	4,940	2,413	-	7,353
U.S. federal government	17,337	-	-	17,337
U.S. states, municipalities and agencies	27	3,919	1	3,947
Other governments	3,731	1,800	-	5,531
NHA MBS, U.S. agency MBS and CMO	-	13,934	-	13,934
Corporate debt	2,780	2,668	-	5,448
Corporate equity	-	-	64	64
	41,061	25,570	65	66,696
Business and Government Loans	-	-	2,429	2,429
Fair Value Liabilities
Securities sold but not yet purchased	26,579	3,821	7	30,407
Structured note liabilities and other note liabilities	-	15,136	-	15,136
Investment contract liabilities	-	889	-	889
	26,579	19,846	7	46,432
Derivative Assets
Interest rate contracts	13	8,389	-	8,402
Foreign exchange contracts	11	11,062	-	11,073
Commodity contracts	165	1,060	-	1,225
Equity contracts	116	781	-	897
Credit default swaps	-	36	-	36
	305	21,328	-	21,633
Derivative Liabilities
Interest rate contracts	28	6,726	-	6,754
Foreign exchange contracts	1	11,767	-	11,768
Commodity contracts	132	1,516	-	1,648
Equity contracts	136	2,797	-	2,933
Credit default swaps	-	84	1	85
	297	22,890	1	23,188

50 BMO Financial Group First Quarter Report 2019

(Canadian $ in millions)				October 31, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,107	1,213	-	10,320
Canadian provincial and municipal governments	4,013	4,689	-	8,702
U.S. federal government	9,465	52	-	9,517
U.S. states, municipalities and agencies	78	1,138	-	1,216
Other governments	1,210	201	-	1,411
NHA MBS, U.S. agency MBS and CMO	60	8,869	255	9,184
Corporate debt	2,973	6,218	7	9,198
Loans	-	199	-	199
Corporate equity	49,946	4	-	49,950
	76,852	22,583	262	99,697
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	328	103	-	431
Canadian provincial and municipal governments	219	727	-	946
U.S. federal government	69	-	-	69
NHA MBS, U.S. agency MBS and CMO	-	7	-	7
Corporate debt	178	6,643	-	6,821
Corporate equity	1,378	134	1,825	3,337
	2,172	7,614	1,825	11,611
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	11,978	827	-	12,805
Canadian provincial and municipal governments	3,315	3,547	-	6,862
U.S. federal government	16,823	-	-	16,823
U.S. states, municipalities and agencies	14	3,640	1	3,655
Other governments	3,143	1,647	-	4,790
NHA MBS, U.S. agency MBS and CMO	-	13,687	-	13,687
Corporate debt	1,959	1,797	-	3,756
Corporate equity	-	-	62	62
	37,232	25,145	63	62,440
Business and Government Loans	-	-	1,450	1,450
Fair Value Liabilities
Securities sold but not yet purchased	26,336	2,468	-	28,804
Structured note liabilities and other note liabilities	-	14,186	-	14,186
Investment contract liabilities	-	800	-	800
	26,336	17,454	-	43,790
Derivative Assets
Interest rate contracts	18	8,959	-	8,977
Foreign exchange contracts	16	12,983	-	12,999
Commodity contracts	166	1,894	-	2,060
Equity contracts	286	1,872	-	2,158
Credit default swaps	-	10	-	10
	486	25,718	-	26,204
Derivative Liabilities
Interest rate contracts	14	8,620	-	8,634
Foreign exchange contracts	2	11,852	-	11,854
Commodity contracts	295	1,161	-	1,456
Equity contracts	246	2,183	1	2,430
Credit default swaps	-	36	1	37
	557	23,852	2	24,411

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2019.

During the three months ended January 31, 2019, $1,704 million of trading securities, $323 million of FVTPL securities, and $607 million of FVOCI securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2019, $659 million of trading securities, $104 million of FVTPL securities and $1,111 million of FVOCI securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three months ended January 31, 2019, $19 million of trading securities were transferred from Level 2 to Level 3 due to changes in the market observability of inputs used in pricing these securities, $17 million were transferred from Level 3 to Level 2 due to the availability of observable price inputs used to value these securities.

BMO Financial Group First Quarter Report 2019 51

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended January 31, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(5)	(1)	96	(116)	-	19	(17)	231	(1)
Corporate debt	7	-	-	-	(1)	-	-	-	6	-
Total trading securities	262	(5)	(1)	96	(117)	-	19	(17)	237	(1)
FVTPL Securities
Corporate equity	1,825	14	(4)	123	(172)	-	-	-	1,786	16
Total FVTPL securities	1,825	14	(4)	123	(172)	-	-	-	1,786	16
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	2	-	-	-	-	64	na
Total FVOCI securities	63	-	-	2	-	-	-	-	65	na
Business and Government Loans	1,450	7	(4)	1,117	-	(141)	-	-	2,429	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	7	-	-	-	7	-
Total fair value liabilities	-	-	-	-	7	-	-	-	7	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	-	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds on securities sold but not yet purchased.

  na – Not applicable

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

As at January 31, 2019, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 1.5% Domestic Stability Buffer (DSB) applicable to D-SIBs. In December 2018, OSFI set the level of the DSB at 1.75% effective April 30, 2019. Our capital position as at January 31, 2019 is detailed in the Capital Management section of Management’s Discussion and Analysis of the First Quarter 2019 Report to Shareholders.

Note 10: Employee Compensation

Stock Options

During the three months ended January 31, 2019, we granted a total of 931,047 stock options (705,398 stock options during the three months ended January 31, 2018). The weighted-average fair value of options granted during the three months ended January 31, 2019 was $10.23 per option ($11.30 per option for the three months ended January 31, 2018).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2019	January 31, 2018
Expected dividend yield	5.7%	4.1%
Expected share price volatility	20.0% - 20.1%	17.0% - 17.3%
Risk-free rate of return	2.5%	2.1%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	89.90	100.63

  Changes to the input assumptions can result in different fair value estimates.

52 BMO Financial Group First Quarter Report 2019

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Current service cost	48	52	2	7
Net interest (income) expense on net defined benefit (asset) liability	(5)	(2)	10	12
Past service income	(5)	-	-	-
Administrative expenses	1	1	-	-
Benefits expense	39	51	12	19
Canada and Quebec pension plan expense	21	20	-	-
Defined contribution expense	54	59	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	114	130	12	19

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2019	January 31, 2018
Net income attributable to bank shareholders	1,510	973
Dividends on preferred shares	(52)	(45)
Net income available to common shareholders	1,458	928
Weighted-average number of common shares outstanding (in thousands)	638,927	647,670
Basic earnings per share (Canadian $)	2.28	1.43
Diluted Earnings Per Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,458	928
Weighted-average number of common shares outstanding (in thousands)	638,927	647,670
Effect of dilutive instruments
Stock options potentially exercisable (1)	4,704	5,918
Common shares potentially repurchased	(3,218)	(3,733)
Weighted-average number of diluted common shares outstanding (in thousands)	640,413	649,855
Diluted earnings per share (Canadian $)	2.28	1.43

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 1,970,886 with a weighted-average exercise price of $100.69 for the three months ended January 31, 2019 (1,488,521 with a weighted-average exercise price of $121.81 for the three months ended January 31, 2018) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

In prior fiscal years, we were reassessed by the Canada Revenue Agency (CRA) for additional income taxes and interest of approximately $169 million, $116 million and $76 million, respectively, for certain 2013, 2012 and 2011 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA in the reassessments were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, it is possible that we may be reassessed for significant income tax for similar activities in 2014 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

BMO Financial Group First Quarter Report 2019 53

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of the consolidated financial statements for the year ended October 31, 2018 on pages 203 to 205 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,433	1,059	232	561	(113)	3,172
Non-interest revenue	521	279	1,908	571	66	3,345
Total Revenue	1,954	1,338	2,140	1,132	(47)	6,517
Provision for (recovery of) credit losses on impaired loans	114	15	2	1	(5)	127
Provision for (recovery of) credit losses on performing loans	6	(9)	-	14	(1)	10
Total provision for (recovery of) credit losses	120	6	2	15	(6)	137
Insurance claims, commissions and changes in policy benefit liabilities	-	-	926	-	-	926
Amortization	79	112	67	33	-	291
Non-interest expense	882	656	828	759	141	3,266
Income (loss) before taxes	873	564	317	325	(182)	1,897
Provision for (recovery of) income taxes	226	120	78	70	(107)	387
Net Income	647	444	239	255	(75)	1,510
Average Assets	231,556	120,043	38,744	340,273	89,590	820,206

For the three months ended January 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,380	903	200	562	(170)	2,875
Non-interest revenue	523	268	1,406	522	44	2,763
Total Revenue	1,903	1,171	1,606	1,084	(126)	5,638
Provision for (recovery of) credit losses on impaired loans	97	77	1	(1)	-	174
Provision for (recovery of) credit losses on performing loans	4	(30)	(2)	(4)	(1)	(33)
Provision for (recovery of) credit losses (2)	101	47	(1)	(5)	(1)	141
Insurance claims, commissions and changes in policy benefit liabilities	-	-	361	-	-	361
Amortization	81	112	57	29	-	279
Non-interest expense	857	597	838	693	136	3,121
Income (loss) before taxes	864	415	351	367	(261)	1,736
Provision for (recovery of) income taxes	218	105	85	96	259	763
Net Income	646	310	266	271	(520)	973
Average Assets	221,647	104,215	34,281	295,412	71,908	727,463

(1)	Corporate Services includes Technology and Operations.

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

54 BMO Financial Group First Quarter Report 2019